Filed by Banco Santander (Brasil) S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary Registration Statement on Form F-4 (Registration No. 333-196887) that includes a preliminary prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including with respect to the implementation and effects of the proposed transaction. Forward looking statements may be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or words of similar meaning and include, but are not limited to, statements about Santander Brasil’s expected future business and financial performance resulting from and following the implementation of the proposed transaction. Forward-looking statements are statements that are not historical facts, including statements about Santander Brasil’s beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. Santander Brasil cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and Santander Brasil undertakes no obligation to update them to reflect actual results, or any change in events, conditions, assumptions or other factors.

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ No. 90.400.888/0001-42

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), pursuant to article 157, paragraph 4 of Law 6404/76 and to Ruling 358/02 of the Brazilian Securities Commission (“CVM”), hereby makes known to its shareholders and to the public that CVM granted, on September 8, 2014:

  the registration under No. CVM/SRE/OPA/VOL/2014/001 for the Voluntary Public Tender Offer for Exchange of Units and Shares for Delisting from Corporate Governance Level 2 on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Offer”), which aims at the exchange of shares and units of Santander Brasil with Brazilian Depositary Receipts (“BDRs”) representing common shares of Banco Santander, S.A. (“Santander Spain”).

  the registration under No. CVM/SRE/BDR3/2014/001 of the public primary offer of BDRs of Santander Spain, in the context of the Offer.

  the registration under No. CVM/SRE/BDR/2014/003 of the Sponsored Level III BDR Program of Santander Spain.

Launching of the Offer is subject to registration of the exchange offer by means of a prospectus in English pursuant to Registration Statement Form F-4 filed with the US Securities and Exchange Commission.

Santander Brasil will keep its shareholders and the general market posted on any new material facts concerning the Offer.

São Paulo, September 9, 2014

Angel Santodomingo Martell Investor Relations Officer Banco Santander (Brasil) S.A.